Exhibit 99.2

THIS PROXY IS SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF INLIF LIMITED
FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MONDAY, AUGUST 17, 2026

The undersigned shareholder of INLIF LIMITED, a Cayman Islands company (the “Company”), hereby acknowledges receipt of the Notice of Extraordinary General Meeting of shareholders (the “Meeting”) and the Proxy Statement, each dated July 29, 2026, and hereby appoints either of Wenzao Huang or Yunjun Huang or, if no person is otherwise specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held at 9:30 a.m. Eastern Time, on Monday, August 17, 2026, at No. 88, Hongsi Road, Yangxi New Area, Honglai Town, Nan’an City, Quanzhou, the People’s Republic of China, and to vote all shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and, (ii) in the discretion of any proxy, if no direction is given and upon such other business as may properly come before the Meeting, all as set forth in the Notice of the Meeting and in the Proxy Statement.

Capitalized terms not otherwise defined herein have the meaning given to them in the notice of the Meeting dated July 29, 2026.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted at the discretion of the proxy. If the chairman of the Meeting is appointed as proxy and no direction is made, this proxy will be voted FOR the following proposals:

1.	a proposal to approve, by ordinary resolution, to increase the authorized share capital of the Company from: US$350,000 divided into 1,046,875 class A ordinary shares of par value of US$0.32 each and 46,875 class B ordinary shares of par value of US$0.32 each, to: US$2,720,000,000 divided into 8,000,000,000 class A ordinary shares of par value of US$0.32 each and 500,000,000 class B ordinary shares of par value of US$0.32 each (the “Share Capital Increase”);

2.	a proposal to approve, by special resolution and subject to and immediately following the Share Capital Increase being effected, the adoption by the Company of the seventh (7th) amended and restated memorandum and articles of association substantially in the form attached as Exhibit A to the proxy statement, to (i) reflect the Share Capital Increase, (ii) amend Article 11.1(b), and (iii) incorporate certain housekeeping changes;

3.	a proposal to approve, by special resolution, subject to and immediately following the Share Capital Increase being effected and further subject to compliance with all further applicable requirements under sections 14, 14A and 14B of the Companies Act (Revised) of the Cayman Islands, the reduction of the par value of each authorized Ordinary Share of the Company from US$0.32 to US$0.0001 through certain specific steps described in further detail in the proxy statement and to authorize the Board of Directors to take all actions necessary or advisable to effect such change (the “Share Capital Reorganization”);

4.	a proposal to approve, by special resolution and subject to and immediately following the Share Capital Reorganization being effected, the adoption by the Company of an amended and restated memorandum and articles of association in substitution for, and to the entire exclusion of, the Company’s then existing memorandum and articles of association, to reflect the Share Capital Reorganization;

5.	a proposal to ratify the appointment of Enrome LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026; and

6.	a proposal to adjourn the Meeting, by ordinary resolution, to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, the Meeting becomes inquorate or there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

This proxy should be marked, dated, and signed by the shareholder exactly as their name appears on the share certificate and be returned promptly in the enclosed envelope to:

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

For online voting, please visit https://shareholders.transhare.com/pxlogin and enter your Proxy Control Number.

You may also email a copy of the marked, dated and signed proxy to proxy@transhare.com.

For the proxy to be valid, the duly completed and signed form of proxy must be received not less than 48 hours before the scheduled commencement of the Meeting or any adjournment of the Meeting. Any person signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both shareholders should sign.

Please date, sign, and mail or email this proxy card back or cast your vote online as soon as possible.

DETACH PROXY CARD HERE

Mark, sign, date and return this Proxy Card promptly using the enclosed envelope. Capitalized terms not otherwise defined in these resolutions have the meaning given to them in the Company’s current amended and restated articles of association.

	This Proxy Card must be received not less than 48 hours before the scheduled commencement of the Extraordinary General Meeting or any adjournment thereof.	Votes must be indicated (x) in Black or Blue ink.

		FOR	AGAINST	ABSTAIN
PROPOSAL NO. 1:	It is resolved, as an ordinary resolution, with immediate effect, that the authorized share capital of the Company be increased from US$350,000 divided into 1,046,875 class A ordinary shares of par value of US$0.32 each and 46,875 class B ordinary shares of par value of US$0.32 each, to: US$2,720,000,000 divided into 8,000,000,000 class A ordinary shares of par value of US$0.32 each and 500,000,000 class B ordinary shares of par value of US$0.32 each, by the creation of additional 7,998,953,125 class A ordinary shares of par value of US$0.32 each and additional 499,953,125 class B ordinary shares of par value of US$0.32 each (the “Share Capital Increase”).	☐	☐	☐

PROPOSAL NO. 2:	It is resolved, as a special resolution, that subject to and immediately following the Share Capital Increase being effected, the Company adopt the seventh (7th) amended and restated memorandum and articles of association substantially in the form attached hereto as Exhibit A, in substitution for, and to the entire exclusion of, the Company’s currently existing sixth (6th) amended and restated memorandum and articles of association, to (i) reflect the Share Capital Increase, (ii) amend Article 11.1(b) to provide that, if the Company has more than one Member, a quorum shall consist of one or more Members present in person or by proxy holding Shares representing not less than one-third of the votes attached to all outstanding Shares carrying the right to vote at the applicable general meeting, and (iii) incorporate certain housekeeping changes.	☐	☐	☐

PROPOSAL NO. 3:	It is resolved, as a special resolution, subject to and immediately following the Share Capital Increase being effected and further subject to all further requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) (the “Companies Act”) relating to share capital reductions being complied with, that (together, the “Share Capital Reorganization”):		☐	☐	☐

Share Capital Reduction

	(i).	the par value of each issued and outstanding class A ordinary share of US$0.32 par value each and class B ordinary share of US$0.32 par value each in the share capital of the Company be reduced to US$0.0001 by cancelling US$0.3199 of the paid-up capital on each of the issued and outstanding class A ordinary shares of US$0.32 par value each and class B ordinary shares of US$0.32 par value each (the “Share Capital Reduction”);

	(ii).	following the Share Capital Reduction, the amount deemed to be paid up on each issued and outstanding share of the Company shall be US$0.0001;

	(iii).	the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by the Company as the board of directors of the Company may deem fit and as permitted under the Companies Act, the Company’s memorandum and articles of association, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

Share Capital Subdivision

	(iv).	immediately following the Share Capital Reduction:

	(a).	each authorized but unissued class A ordinary share of US$0.32 par value each be subdivided into 3,200 class A ordinary shares of US$0.0001 par value each; and

	(b).	each authorized but unissued class B ordinary share of US$0.32 par value each be subdivided into 3,200 Class B ordinary shares of US$0.0001 par value each (collectively, the “Subdivision”);

Share Capital Cancellation

	(v).	immediately following the Subdivision, the authorized share capital of the Company be altered by the cancellation of such number of unissued class A ordinary shares of US$0.0001 par value each and unissued class B ordinary shares of US$0.0001 par value each that will result in the Company having authorized share capital of US$850,000 divided into 8,000,000,000 class A ordinary shares of par value of US$0.0001 each and 500,000,000 class B ordinary shares of par value of US$0.0001 each (the “Cancellation”); and

Authorized Share Capital Confirmation

	(vi).	immediately following the Share Capital Reduction, the Subdivision and Cancellation, the authorized share capital of the Company shall be US$850,000 divided into 8,000,000,000 class A ordinary shares of par value of US$0.0001 each and 500,000,000 class B ordinary shares of par value of US$0.0001 each.

PROPOSAL NO. 4:	It is resolved, as a special resolution, that subject to and immediately following the Share Capital Reorganization being effected, the Company adopt an amended and restated memorandum and articles of association in substitution for, and to the entire exclusion of, the Company’s then existing memorandum and articles of association, to reflect the Share Capital Reorganization.		☐	☐	☐

PROPOSAL NO. 5:	It is resolved as an ordinary resolution that that the appointment of Enrome LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026 be confirmed, ratified and approved.		☐	☐	☐

PROPOSAL NO. 6:	It is resolved, as an ordinary resolution, to adjourn the meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the meeting, the Meeting becomes inquorate or there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.		☐	☐	☐

This Proxy Card must be signed by the person registered in the register of members and received by the Company not less than 48 hours before the scheduled commencement of the Extraordinary General Meeting or any adjournment thereof. In the case of a shareholder that is not a natural person, this Proxy Card must be executed by a duly authorized officer or attorney of such entity.

Share owner signs here	Co-owner signs here

Date:

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